UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 449172204	Schedule 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates, L.P. 81-4354503
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,759
	8	SHARED VOTING POWER 1,487,360
	9	SOLE DISPOSITIVE POWER 29,759
	10	SHARED DISPOSITIVE POWER 1,704,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,734,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.20%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,266
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 64,266
	10	SHARED DISPOSITIVE POWER 1,654,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.84%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,679,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 6 of 13 Pages

Part II to Schedule D

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of AMR Associates, L.P., a Delaware limited partnership (“AMR Associates”), the general partners of AMR Associates (the “General Partners”) and the limited partner of AMR Associates (the “Limited Partner” and, collectively with AMR Associates and the General Partners, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of such Reporting Persons, including their revocable trusts, becoming signatories to the Limited Partnership Agreement of AMR Associates, L.P., dated as of October 28, 2016, among the stockholders party thereto (the “AMR Associates Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

AMR Associates, L.P. AMR Associates is a Delaware limited partnership. Its principal business is to hold, under common management, shares of Class A common stock of the Issuer, par value $0.01 per share (“Class A Common”) and Class B Common, beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Mayfield Heights, Ohio 44124-4017. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as General Partners or Limited Partner of AMR Associates: Helen R. Butler, Clara T. Rankin Williams and Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

CUSIP No. 449172204	Schedule 13D	Page 7 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Class B Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in market purchases and pursuant to equity awards by the Issuer. Immediately following the spin-off, the Issuer became an independent public company.

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, 5:00 p.m., Eastern Time, on September 25, 2012. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 28, 2012, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”), held on September 28, 2012, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 8,389,563 shares of Class A Common and 8,389,563 shares of Class B Common to NACCO stockholders.

Subsequently, the Reporting Persons transferred certain of such Class A Common shares and Class B Common shares to AMR Associates on December 2, 2016 as capital contributions, pursuant to the AMR Associates Partnership Agreement, in connection with the formation of AMR Associates.

Item 4. Purpose of Transaction.

The purpose of the formation of AMR Associates and the Reporting Individuals entering into and delivering the AMR Associates Partnership Agreement, and the acquisition by AMR Associates of the Class A Common and Class B Common was to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) to facilitate the estate planning objectives of the Reporting Individuals.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 217,394 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the AMR Associates Partnership Agreement, representing 5.54% of the outstanding Class B Common as of December 31, 2016.

AMR Associates, L.P. AMR Associates is made up of the individuals and entities holding limited and general partnership interests in AMR Associates. AMR Associates may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 217,394 shares of Class B Common held by AMR Associates. Although AMR Associates holds the 217,394 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Helen R. Butler and Clara T. Rankin Williams, as trustees and primary beneficiaries of trusts that are General Partners, are deemed to share the power to vote and dispose of such shares of Class B Common. Collectively, the 217,394 shares of Class B Common beneficially owned by AMR Associates constitute approximately 5.54% of the Class B Common outstanding as of December 31, 2016.

CUSIP No. 449172204	Schedule 13D	Page 8 of 13 Pages

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 29,759 shares of Class B Common, shares the power to vote 1,487,360 shares of Class B Common and shares the power to dispose of 1,704,754 shares of Class B Common. Collectively, the 1,734,513 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.20% of the Class B Common outstanding as of December 31, 2016.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 64,266 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,654,447 shares of Class B Common. Collectively, the 1,718,713 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 43.84% of the Class B Common outstanding as of December 31, 2016.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,679,387 shares of Class B Common. Collectively, the 1,737,973 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 44.33% of the Class B Common outstanding as of December 31, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

AMR Associates, L.P.

Under the terms of the AMR Associates Partnership Agreement filed as Exhibit 1 hereto and incorporated herein by reference, the General Partners have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

Under the terms of the AMR Associates Partnership Agreement, the partnership may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the General Partners and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“AMR Associates Partnership Interests”).

The AMR Associates Partnership Agreement restricts the transfer of AMR Associates Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the AMR Associates Partnership Agreement.

Rankin Associates II, L.P.

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (the “Rankin II Partnership Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”) has the power to vote the NACCO Class A Common, NACCO Class B Common, Class A Common and Class B Common held by the partnership.

Under the terms of the Rankin II Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin II Partnership Agreement.

CUSIP No. 449172204	Schedule 13D	Page 9 of 13 Pages

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 3 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which, among other things, are subject to the terms of the Stockholders’ Agreement.

Subsequent to September 28, 2012, the Stockholders’ Agreement was amended to include additional signatories. These amendments are filed as Exhibits 4 through 9 hereto and incorporated herein by reference.

Rankin Associates I, L.P.

Under the terms of the Limited Partnership Agreement of Rankin I, dated as of March 27, 2002 (the “Rankin I Partnership Agreement”), filed as Exhibit 10 hereto and incorporated herein by reference, the general partners thereof share the power to vote the NACCO Class A Common, NACCO Class B Common, as well as shares of Class A Common and Class B Common, held by the partnership. Further, under such terms, such general partners generally exercise such power by a vote of the general partners holding a majority of the general partnership interests.

CUSIP No. 449172204	Schedule 13D	Page 10 of 13 Pages

Under the terms of the Rankin I Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin I Partnership Agreement.

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005 (the “Rankin IV Partnership Agreement”), filed as Exhibit 11 hereto and incorporated herein by reference, the general partners of Rankin IV (the “Rankin IV General Partners”) share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the partnership. Further, under such terms, the Rankin IV General Partners generally exercise such power by a vote of the Rankin IV General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin IV Partnership Agreement, the partnership may not dispose of NACCO Class A Common, NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin IV General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Limited Partnership Agreement of AMR Associates, L.P., dated as of October 28, 2016

Exhibit 2	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 3	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

CUSIP No. 449172204	Schedule 13D	Page 11 of 13 Pages

Exhibit 4	First Amendment to Stockholders’ Agreement, dated as of December 31, 2012, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 5	Second Amendment to Stockholders’ Agreement, dated as of January 18, 2013, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 6	Third Amendment to Stockholders’ Agreement, dated as of March 27, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed by the Issuer on April 29, 2015 (Commission File Number 000-54799))

Exhibit 7	Fourth Amendment to Stockholders’ Agreement, dated as of December 29, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 16, 2016 (Commission File Number 005-87003))

Exhibit 8	Fifth Amendment to Stockholders’ Agreement, dated as of December 2, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 11 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-38001))

Exhibit 9	Sixth Amendment to Stockholders’ Agreement, dated as of December 22, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 12 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-38001))

Exhibit 10	Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 11	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005- 38001))

CUSIP No. 449172204	Schedule 13D	Page 12 of 13 Pages

Exhibit 12	Joint Filing Agreement

Exhibit 13	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D	Page 13 of 13 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2017

AMR ASSOCIATES, L.P.

	By:	2012 Helen R. Butler Trust U/A/D June 22, 2012, General Partner

	By:	/s/ Helen R. Butler
Helen R. Butler
Trustee

REPORTING INDIVIDUALS

/s/ Helen R. Butler
Name:	Helen R. Butler on behalf of herself and as:
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Clara T. Rankin Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1, at page 28.